SFBC PITTSBURGH LLC

FINANCIAL STATEMENTS

Year Ended December 31, 2018



SFBC PITTSBURGH, LLC
TABLE OF CONTENTS
YEAR ENDED DECEMBER 31, 2018

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Independent Accountants' Review Report

To the Members
SFBC Pittsburgh LLC
Pottstown, Pennsylvania

We have reviewed the accompanying financial statements of SFBC Pittsburgh LLC, which comprise the balance sheet as of December 31, 2018, and the related statements of income and members' equity and cash flows for the year then ended and the related note to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the reviews in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Maillie LLP

Oaks, Pennsylvania
April 25, 2019

Certified Public Accountants and Business Consultants

SFBC PITTSBURGH, LLC
BALANCE SHEET
DECEMBER 31, 2018

CURRENT ASSETS
  Cash $ -

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES
  Accounts payable $ -

MEMBERS' EQUITY   -

      TOTAL LIABILITIES AND MEMBERS' EQUITY $ -

See accompanying note and independent accountants' review report.

SFBC PITTSBURGH, LLC
STATEMENT OF INCOME AND MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2018

SALES	$	-
COST OF GOODS SOLD		-
GROSS PROFIT		-
GENERAL AND ADMINISTRATIVE EXPENSES		-
NET INCOME		-
MEMBERS' EQUITY AT BEGINNING OF YEAR		-
MEMBERS' EQUITY AT END OF YEAR	$	-

See accompanying note and independent accountants' review report.

SFBC PITTSBURGH, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ -
NET INCREASE (DECREASE) IN CASH	-
CASH AT BEGINNING OF YEAR	-
CASH AT END OF YEAR	$ -

SFBC PITTSBURGH, LLC
NOTE TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

SFBC Pittsburgh LLC (the "Company") is a Pennsylvania partnership formed in 2018. The Company had no activity in 2018, but plans to operate a brewery, restaurant and bar.

Basis of Accounting

The Company prepares its financial statements on the accrual basis of accounting.

Income Taxes

All tax effects of the Partnership's income or loss are passed through to the partners individually; therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Date of Management's Review

Management has evaluated subsequent events through April 25, 2019, the date which the financial statements were available to be issued.